Exhibit (a)(4)


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April 1, 2005



TO:          UNIT HOLDERS OF MERIDIAN HEALTHCARE GROWTH AND INCOME FUND LIMITED
             PARTNERSHIP

SUBJECT:     AMENDED AND EXTENDED OFFER TO PURCHASE UNITS

Dear Unit Holder:

We are amending the Offer to Purchase and related Letters of Transmittal sent to you March 7, 2005 (the "Offer") made by MPF DEWAAY PREMIER FUND, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MP VALUE FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; ACCELERATED HIGH YIELD INSTUTIONAL INVESTORS, LTD., L.P.; MP FALCON FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF ACQUISITION CO. 3, LLC; MORAGA GOLD, LLC; STEVEN GOLD; MPF-NY 2005, LLC; and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers"), who are offering to purchase up to 308,000 Units of limited partnership interest (the "Units") in MERIDIAN HEALTHCARE GROWTH AND INCOME FUND LIMITED PARTNERSHIP, a Delaware limited partnership (the "Partnership"). As amended, the Offer price is equal to:

                                 $20.00 per Unit

This represents the same amount the general partner has estimated you will receive pursuant to the announced sale of the Partnership's properties, but you will not have to wait for the sale to close and the Partnership to make a distribution. You will be paid promptly after the Expiration Date of the Offer, which is now April 21, 2005 (and which may be further extended at the Purchasers' discretion).

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in MERIDIAN HEALTHCARE GROWTH AND INCOME FUND LIMITED PARTNERSHIP without the usual transaction costs associated with market sales or partnership transfer fees. As of the date hereof, a total of 9,970 Units of the Partnership have been tendered by securities holders and not withdrawn. No other Units have been tendered to date. If you have tendered your Units already, you will automatically receive the increased price. You do not need to do anything further.

The Purchasers are increasing the Offer Price by amending the Offer, as noted above, by extending the Expiration Date to April 21, 2005, and by making the following additional disclosures:

o The Offer to Purchase disclosed the Purchasers' method for establishing a value for the Units. That methodology assumed that the sale of the properties would include payment of 7% brokerage fees and closing costs, but the announced agreement was reached without any brokers. Thus, the Purchasers' valuation of the Units has correspondingly increased to $21.45 per Unit.

o Unit holders tendering their Units pursuant to this Offer will not have the right to vote to approve or disapprove of the Purchase Agreement or otherwise vote in the upcoming consent solicitation; as a result of tendering pursuant to this Offer, unitholders grant an irrevocable proxy to the Purchasers such that the Purchasers can exercise the right to vote tendered Units. The Purchasers could end up owning in excess of 20% of the outstanding Units if this Offer is fully subscribed, which would enable them to have significant voting power


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         over the consent  solicitation  which will be made by the Partnership.
         The Purchasers have not yet formed an intention with respect to the Agreement, but would likely vote against the proposed amendment to the Limited Partnership Agreement. The consent solicitation could be substantially influenced if the Purchasers were to purchase a significant number of Units. The Purchasers believe that management has, according to its own statement, not marketed the properties in any way and, as such, has no idea as to whether the Partnership might achieve a better price than the present offer. We are inclined to believe that management should reject the sale and undertake an active marketing process. We believe that it is entirely possible that full market value was not achieved because the Development General Partner and manager of the properties have a tacit agreement with the purchaser to continue the management of the properties for fees equal to more than $3,000,000 per year. We are conducting further due diligence at this point in order to form an opinion as to the consent solicitation.


After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                        MacKenzie Patterson Fuller, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) April 21, 2005.